1585 Broadway	LOS ANGELES
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NEW ORL

Brian B. Margolis
Member of the Firm

Direct Dial 212.969.3345
bmargolis@proskauer.com

September 22, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Fortissimo Acquisition Corp. -
Registration Statement on Form S-1, File No. 333-131417

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fortissimo Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated September 18, 2006 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 7 (“Amendment No. 7”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 6, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 6 to the Registration Statement on August 29, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 6.

Summary, page 1

1.
We note your response to comment one of our letter dated August 3, 2006. Based on the revisions in this document, it appears that you will dissolve before distributing your trust account to your shareholders. As such, exhibit 10.17 as filed with your last amendment does not appear to cover the cost of the dissolution and liquidation process since such expenses would have to be paid prior to distribution. Please revise or advise.

We have revised Exhibit 10.17 to clarify that in the event that the Company does not consummate a business combination and must liquidate and its remaining assets are insufficient to complete such liquidation, then Fortissimo Capital Fund GP, L.P., will advance such funds to the Corporation necessary to complete such liquidation and agrees not to seek repayment for the advance of such funds.

John Reynolds, Esq.	September 22, 2006
United States Securities and	Page 2 of 6
Exchange Commission

2.
We reissue prior comment five of our letter dated August 3, 2006. We note the statement that "The proceeds held in trust could take priority over the claims of our public stockholders." Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claim of creditors of the company. We may have further comment.

We have revised pages 5, 10 and 13 of the Registration Statement to clarify that if the claim of a creditor is a valid claim, then such a claim would take priority over the claims of public stockholders.

3.
Clarify what would happen if shareholders voted to approve an amendment to the certificate of incorporation to provide for a perpetual existence but voted against a business combination. We may have further comment.

We have revised the section entitled “Prospectus Summary - Certificate of Incorporation” on page 6 to indicate that the Company’s stockholders will vote to change the corporate life to a perpetual existence only if a business combination is approved. We also make this disclosure in the section entitled “Proposed Business - Opportunity for stockholder approval of business combination” on page 39.

4.
Revise the disclosure throughout the prospectus to make it clear that the amount returned to investors upon liquidation of the trust may be less than the amount in the trust. For example, we note the statement on page 8 that "we will promptly distribute only to our public stockholders the amount in our trust account (including any accrued interest) plus any remaining net assets."

We have revised the disclosure in the section entitled “Prospectus Summary - Liquidation if no business combination” on page 8 to clarify that the amount returned to investors upon liquidation of the trust may be less than the amount in trust due to claims of creditors. We have made a similar revision to the risk factor entitled “The requirement that we complete a business combination within 24 months from the date of this prospectus may give potential target businesses leverage over us in negotiating a business combination.” on page 18.

John Reynolds, Esq.	September 22, 2006
United States Securities and	Page 3 of 6
Exchange Commission

Risk Factors, page 11

5.
We partially reissue prior comment six of our letter dated August 3, 2006. We note the statement that the directors will be liable for only their respective portion based upon their ownership interests in FCF. Please clearly disclose, each time you make reference to indemnification in the prospectus, the several nature of the indemnification (see for example the summary section). Clearly state the interest of each individual who has agreed to provide indemnification in the FCF and state the total percent covered by the indemnifications. Lastly, clarify the statement that FCF has agreed to indemnify the directors. File such agreement as an exhibit. We may have further comment.

As discussed with the Commission, the several nature of the directors indemnification obligations has been changed to a joint and several obligation. Therefore, the interest of each of our directors in FCF is immaterial to prospective investors. We have revised the Registration Statement and have also revised and refiled Exhibit 10.5, Exhibit 10.6, Exhibit 10.7, Exhibit 10.8, Exhibit 10.9 and Exhibit 10.18 accordingly.

We have clarified the statement that FCF has agreed to indemnify the directors on page 13, by mentioning that FCF has entered into an indemnification agreement with each of our directors. This Indemnification Agreement is filed as Exhibit 10.18.

6.
We note your response to comment nine of our letter dated August 3, 2006. The first risk factor you refer to on page 24 has a subheading that only addresses the risk "after the consummation of a business combination." We reissue the comment. Please provide a separate risk factor to address the fact that it would be difficult to enforce the provisions of the indemnification agreement for events that occur before any business combination. Please locate such separate risk factor in the beginning of this section.

We have revised the section entitled “Risk Factors - Risks related to operations in Israel” accordingly.

7.
We reissue comment 16 of our letter dated August 3, 2006. We note the concurrent private placement unit offering to be purchased by FCF. Add a risk factor discussing the fact that the private placement warrants may be exercisable at times when the warrants issued in the public unit offering may not be exercisable and discuss the resultant risks. The private placement warrants were issued pursuant to an exemption from registration and therefore will be exercised pursuant to the same exemption. Therefore the private placement warrants, which do not require an effective registration statement, may be exercisable when the public warrants are not exercisable.

We have added a Risk Factor on page 14 entitled “The warrants included in the Insider Units may be exercisable at times when the Warrants may not be exercisable”.

John Reynolds, Esq.	September 22, 2006
United States Securities and	Page 4 of 6
Exchange Commission

8.	Please revise to clarify if the warrants may be subject to redemption while an effective registration statement relating to the exercise of such warrants is not in place.

We have revised pages 4 and 58 of the Registration Statement to clarify that the warrants are not subject to redemption if there is not an effective registration statement relating to the exercise of such warrants.

9.
We note your response to prior comment 15 of our letter dated August 3, 2006. Please revise the disclosure, if true, to indicate that you will not consider or enter into agreements with public companies in your search for target businesses. It is possible that a public company would be interested in Fortissimo for the cash. If this is not a limitation, then please revise the risk factor to clearly state all affiliated companies that may be considered as a potential target business, public and private.

We may consider or enter into agreements with public companies in our search for target businesses, and have revised the Risk Factor on page 17 entitled “While we currently have no plans to combine with an entity affiliated with one or more of our initial stockholders, we are not prohibited from doing so. As a result, our officers and directors may have personal financial interests in approving a specific business combination” accordingly.

Proposed Business, page 34

10.
We note your response to comment 20 of our letter dated August 3, 2006. The prior comment addressed the facts and potential differences between FCF's interest in a portfolio company and those of public stockholders. It is clear that FCF would prefer to have its investment appreciate and succeed; however, its interests could still be different from those of public individual investors due to a number of factors including risk preference and diversification. As such, we reissue the comment.

To address this comment, we have added a Risk Factor on page 18 entitled “The criteria used by our officer’s and directors in evaluating target companies could be different from those of public stockholders in ways that do not benefit such public stockholders due to a number of factors including risk preference and diversification”.

John Reynolds, Esq.	September 22, 2006
United States Securities and	Page 5 of 6
Exchange Commission

11.
We note your responses to comments 21 and 22 of our letter dated August 3, 2006. Please revise to clarify if your responses mean you can acquire a company that has had losses for a substantial number of periods or a company whose current liabilities exceeds its current assets. If so, please revise to clarify the valuation of such companies and discuss the motivation behind acquiring a company with such characteristics. Explain your references to "emerging growth companies" in the prospectus.

The valuation of potential target companies will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, earnings, costs, cash flow and net assets. While a company may have had losses for a substantial number of periods, such a company still may be very profitable in the long-run and therefore could be a potential target company. Also, while the difference between current assets and current liabilities will always be a factor in the valuation of any company, the existence of negative net current assets (i.e. current liabilities exceed current assets), merely implies that such a company is in need of cash in the near future. Such a company may have a very viable and valuable business, and simply needs an infusion of cash to realize its potential. If we were to come across such a company, our board of directors would have to evaluate the business as a whole, and not merely on one financial test.

We have revised the disclosure on page 37 accordingly.

With respect to our definition of an “emerging growth company,” such definition is set forth on page 15 of the Registration Statement which states that an emerging growth company means “a company with one or more products being marketed and some revenues, but which would benefit from additional capital.”

12.
We note your response to comment 15 of our letter dated August 3, 2006. Please revise to clarify if your response means you will engage in a business combination with a company that currently has outstanding public securities.

We have revised the disclosure on page 37 to state that prospective target businesses may be privately-held or publicly-traded on a securities exchange.

Exhibits

13.	Please file a new legality opinion.

We have filed a revised legality opinion as Exhibit 5.1 to the Registration Statement.

* * * * * *

John Reynolds, Esq.	September 22, 2006
United States Securities and	Page 6 of 6
Exchange Commission

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:     Cathey Baker, Esq. (SEC)
           Yuval Cohen (Fortissimo Acquisition Corp.)
           David Alan Miller, Esq. (Graubard Miller)